MAMMOTH ENERGY PARTNERS LP

4727 Gaillardia Parkway, Suite 200

Oklahoma City, Oklahoma 73142

VIA EDGAR TRANSMISSION

May 4, 2016

United States Securities and Exchange Commission

The Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Application for Withdrawal of Mammoth Energy Partners LP’s Registration
Statement on Form S-1, as amended (File No. 333-198894)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Mammoth Energy Partners LP (the “Registrant”) hereby applies for withdrawal of the Registrant’s registration statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on September 24, 2014 (File No. 333-198894), as amended by Amendment No. 1 filed with the Commission on October 14, 2014 (as amended, the “Registration Statement”).

The Registrant has elected to withdraw the Registration Statement since the filing has been inactive since the Registrant’s last filing on October 14, 2014. The Registration Statement was not declared effective by the Commission. No sales of the Registrant’s securities have been completed pursuant to the Registration Statement.

If you have any questions, please contact Seth R. Molay, P.C. at Akin Gump Strauss Hauer & Feld LLP, the Registrant’s outside counsel, at 214-969-4780.

Sincerely,

MAMMOTH ENERGY PARTNERS LP

By:	Mammoth Energy Partners GP LLC, its general partner

	By:	/s/ Mark Layton
	Name:	Mark Layton
	Title:	Chief Financial Officer